MICHELIN

06011648

March 3, 2006

SEC MAIL PROCESSING
RECEIVED
MAR 13 2006
WASH., D.C. 213
SECTION

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
1934 Act Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: SEC File #82-3354

SUPPL

Gentlemen:

Pursuant to Rule 12g3-2(b) and at the request of Compagnie Générale des Etablissements Michelin ("CGEM"), please find enclosed herewith the following:

- Document entitled "2005 Highlights" dated February 2006.

If you have any questions regarding this document, please feel free to contact me at (864) 458-5513.

Very truly yours,

Mark I. Williams
Vice President, Secretary
and General Counsel

PROCESSED
MAR 14 2006
THOMSON
FINANCIAL

Michelin North America, Inc.

One Parkway South
P.O. Box 19001
Greenville, South Carolina 29602-9001
Tel: 864/458-5000

2005 Highlights

Strategy – Acquisitions – Partnerships



6Reorganization of France's Truck Tire Production

Michelin decided to invest EUR 54 million between 2005 and 2007 and turn its Tours factory into a top-of-the-range Truck tire manufacturing plant. The move involves gradual transfer of the Poitiers teams and production plant to the Tours facilities by mid-2006.

Tours will gradually ramp up production to over 1 million tires a year (up 25% on current levels) while Poitiers will focus on existing mounting and logistics activities and will become a regional logistics hub.

Transfer of the Wheel Operations to German Specialist Mefro

On May 12, 2005, Michelin Group transferred its Wheel operations (research, development, production and sales of steel wheels) to German specialist Mefro group. Michelin's Wheel operations comprised 4 independent subsidiaries: MRF (Michelin Roues France), based in Troyes, MKW (Michelin Kronprinz Werke) based at Solingen (Germany), Tekersan based in Turkey and the Essen-based German distribution company, Berger.

The transfer to Mefro group was aimed at continued operation at the sites. The new entity should enable Mefro group to become Europe's Wheel industry leader.

ViaMichelin Acquires Kirrio

In July 2005, ViaMichelin, a Michelin Group subsidiary dedicated to digital mobility-enabling services acquired Kirrio, a company specialized in PDA and mobile terminal GPS tools.

Through this move, ViaMichelin will step up its operations on the high-growth European market of personal navigation and be in a position to deliver a full range of navigation products, including software (ViaMichelin Navigation) and hardware.



Poland: Michelin Expands the Olsztyn Plant

Michelin is investing EUR 253 million to expand its Olsztyn plant. Work began in early 2005 to be completed by the first half of 2007. The capacity increase concerns Passenger car and Light truck tires.

Hungary: Passenger Car Tire Production at Nyiregyhaza

On September 29, 2005 Michelin inaugurated a Passenger car tire production plant at its Hungarian site of Nyiregyhaza, acquired 10 years ago, and initially dedicated to Agricultural tire production. Michelin invested some EUR 58.3 million in the new facilities which should produce 800,000 Passenger car and Light truck tires per year.



Europe: rationalization of Component and Semi-Finished Production

In 2005, several steps were taken to rationalize production. A number of production operations were wound up: in June, textile at Trente (Italy), steel cord at Treves (Germany) and mould parts at Hombourg (Germany), in December. At the same time, investments were stepped up and increased to support ramp up in Eastern entities and modernization in Western ones.

United States: Outsourcing of Steel Cord Production

Michelin North America, Inc. and Hyosung (America), Inc., a subsidiary of Hyosung Corporation, have signed an agreement providing for Hyosung to supply Michelin with steel cord. The ten-year contract is worth an estimated USD 650 million.

In August 2005, Hyosung acquired American Steel Cord, Michelin's Scottsburg (Indiana) steel cord plant.

Investment in 2 Semi-Finished Product Plants in South Carolina

Michelin North America Inc. decided to invest USD 80 million over six years to modernize and boost the production capacity of its 2 semi-finished product plants at Sandy Springs and Starr (near Anderson, South Carolina). Extension work began at the end of 2005 at the Starr facility.

Lexington to Boost Earthmover Tire Production Capacity

On December 14, 2005 Michelin announced a USD 85 million plan to extend its Lexington (South Carolina) plant and raise capacity by close to 50%.

The Lexington investment is in line with the move to boost Group Earthmover tire capacity announced in early 2005, and will enable it to better meet growing demand for large (57-63 inch) radial tires for earthmovers in the mining industry. Under the plan, a number of buildings will be erected, new plant and machinery installed, and 70 jobs created. Construction work is due to begin shortly.



Mexico: Inauguration of a New Head Office

On September 5, 2005 Michelin Mexico inaugurated a new head office in Queretaro, close to its production plant. The move illustrates Michelin's confidence and strategic interest in Mexico's high-growth market. The staff will benefit from this location as it will reduce travel time and create new synergies with the production facilities.



MICHELIN A better way forward

Brazil: New Earthmover Tire Manufacturing Project

To cope with the growing demand for earthmover tires worldwide, on April 11, 2005 Michelin announced a new Earthmover factory project in Brazil, close to its Campo Grande (Rio de Janeiro) Truck tire plant. The new facilities should manufacture 25 to 49-inch tires from the second half of 2007. It will gradually ramp up from 40,000 to 55,000 tons.

The new industrial location will enable Michelin to serve its North and South American customer base in the building, surface and underground mining and ports sectors. In particular, it will cater to the needs of the Brazilian OE market and the North American Replacement market, both of which have so far been partly met through imports from Europe. The final investment will amount to close to EUR 320 million.

Colombia: Radial Truck Tire Production

Over the last 3 years, Michelin invested close to USD 20 million to modernize its Colombian operations. Accordingly, the Bogota Truck tire factory is gradually switching from bias to radial production. The output will be sold in Colombia as well as exported to Andean Pact countries.



MICHELIN
A better way forward

Thailand: the Group Raised its Stake in Michelin Siam Group (MSG)

On September 3, 2005, pursuant to an agreement with Siam Cement Public Company Limited (SCC), Michelin's stake in Michelin Siam Group (MSG) was raised to 90%.

India: Michelin and Apollo Tyres Review their Short-Term Cooperation Plan

Michelin Group and Apollo Tyres Pvt Ltd (ATL) jointly decided to postpone by at least one year their Pune facility construction project. The decision follows a review of current market conditions with slower than expected growth of radial Truck tires.

Both partners also decided to channel their resources towards their respective operations. Accordingly, Michelin Group bought back Apollo Tyres' stake in the Michelin Apollo Tyres Pvt Limited (MATPL) Joint Venture and took over the Pune plant project. MATPL will continue implementing its strategy for the Indian market and offer its customers a range of tires adapted to local needs. Michelin remains a shareholder of Apollo Tyres Ltd and the two partners will continue to explore the opportunities for cooperation in India.

Vietnam: Michelin Strengthens Customer Proximity

In June 2005, Michelin Asia opened an office in Ho Chi Minh Town to develop closer contacts with its dealers and enhance its service offering and distribution network in the country. Michelin's business prospects in Vietnam are boosted by strong economic growth and road infrastructure development.

Products and Innovation

Passenger Car/Light Truck and associated operations

Run-Flat Technology: Michelin's Technologies Evolve Constantly

At the Frankfurt Auto Show from September 15 to 25, 2005, Michelin unveiled the product of joint run-flat technology development with Bosch.

Under the partnership, Bosch's ESP® (Electronic Stability Program) functionalities, renamed Run-Flat Stability Control (RFS), were adapted to run-flat technology. The new offering contributes to optimal safety and mobility even in the event of sudden puncture.



Michelin Pilot Sport PAX System: A Tailor-Made Tire for Bugatti Veyron 16.4

From October 11 to 18, 2005, Bugatti presented its Veyron 16.4 to the European press in Sicilia. Michelin, which developed Pilot Sport PAX System specifically for the exclusive new car, was the only supplier to have been invited by the famous Italian brand. Michelin Pilot Sport PAX System is the widest mass-produced tire (265-680 R 500 at the front and 365-710 R 540 at the rear) ever to have been certified. Its key benefits are low rolling resistance, added stiffness and high load-bearing capacity. And, of course, the PAX System anchorage ensures unseatablity in the event of a sudden flat.

Michelin Primacy HP Presented at the Frankfurt Show

Michelin presented the Primacy HP top-of-the-range tire at the Frankfurt International show in September 2005. The tire delivers outstanding safety on wet roads and while breaking. It has exceptional longevity and low rolling resistance which makes a significant contribution to vehicle fuel-efficiency. In addition, it has phenome-


PRIMACY HP

nal grip due to greater deformability than traditional high-performance tires.

The standard version of the tire will be fitted in many of the large, exclusive sedans across Europe. It will also be available in the two run-flat standards: Michelin Primacy HP PAX System and Primacy HP ZP (Zero Pressure) respectively.

X-ICE



Europe: Michelin X-Ice North Gets Off to a Good Start

Available in 14 sizes in 2005, the new Q-rated tire, studded Michelin X-Ice North was specially designed for the Nordic Countries and Russia. Test World, the benchmark organization for the tire retail trade, reported the tire was a clear all-round winner.

Europe : Michelin OnWay Offering to be Extended

As Michelin OnWay gains popular recognition, (90% of the consumers satisfied, 96% of the subscribers prepared to renew their subscription, 92% retailers aware of it and 2/3 reporting using it as a sales argument), the offering will be extended in 2006. It will feature easier registration and straightforward warranty and reimbursement, and will be a useful tool to strengthen the customer/retailer relationship.

Europe : BFGoodrich Launches the New Profiler: "100% control and fun"

The new product is targeted for expert and demanding drivers. It is a perfect match to the brand's new positioning, combining driving fun and product performance. Its key benefits are optimal control at all times and excellent grip for thrilling driver experience.



Spain: Michelin Pilot Exalto Elected Tire of the Year 2005

As each year, "Neumaticos y mecanica rapida" magazine elects Spain's best Passenger car tire. The panel is made up of tire experts from OEM and retailer networks, and the trade press. Michelin Pilot Exalto once more outclassed all of its competitors to become "Tire of the year 2005".

Italy: World Speed Record on Michelin Mass-Produced Tires

On February 28, 2005 Koenigsegg set the world speed record (388 km/h) on the Nardo (Italy) track, in a Koenigsegg CCR car fitted with Michelin Pilot Sport mass-produced tires. The Michelin Pilot Sport tires played an important role in this speed-breaking record thanks to their specific tread pattern and rubber mix. Being mass-produced, they meet all of Michelin's stringent standards for safety, grip on both wet and dry surfaces, comfort and wear-resistance.

Europe: Michelin Elected "Supplier of the Year 2004" by Porsche



On April 12, 2005 Michelin received the "Porsche Supplier Award 2004" for efficient Supply Chain, optimized costs and capacity for technical innovation during the Supplier's day organized by Porsche. The award also highlighted the Michelin/Porsche joint development work aimed at optimizing tire handling for each vehicle, well upstream of mass production.

North America: Launch of Michelin Pilot Exalto A/S

In North America, Michelin launched Michelin Pilot Exalto A/S - a new all-season tire for the high-performance sports segment. The tire delivers very high all-round performance to drivers: including road handling, grip, wet traction and wear resistance. The launch marks a further step in the Group's targeted growth strategy.

North America: Michelin Wins Exclusive Supply Contract for COSTCO "Service Centers"

In 2005, Michelin secured exclusive supply contracts for all of COSTCO's 380 "Service Centers" nationwide.

North America: Michelin Tops JD Power's OE Customer Satisfaction Survey

Michelin's Passenger car and Light truck original equipment tires topped the survey of US consumers conducted each year by JD Power and Associates. 32,000 new car buyers in 2003-2004 rated the performance (wear, traction, comfort, driving accuracy) and looks of their original tire fitments. The rating reflected their level of satisfaction in the first year. Michelin scored highest on all of top-of-the-range/sports, bottom/mid-range and 4-wheel drive and pick-up/light truck categories.

BFGoodrich came second in the 4-wheel drive/crossover category.

North America: Michelin wins exclusive OE contract for Honda Civic Si

Honda selected Michelin Pilot Exalto PE2 and Michelin Pilot MXM4 as exclusive fitments for its latest compact sports car, Honda Civic Si. Both tires are 215/45R17-wide. Michelin Pilot Exalto PE2 is "W" speed-rated while Pilot MXM4 is "V-rated".



United States: 100,000th PAX System shipped

Michelin celebrated its 100,000th Michelin PAX System tire to be fitted on a Honda Odyssey Touring in the USA. Two events bringing together Michelin employees, customers and suppliers were organized in August 2005 to celebrate. One was held at the Lexington plant, which manufactures the tires, and the other at the Greenville plant, which does the mounting.

PAX System Technology now Available for Winter Tires

In November 2005, Michelin launched 3 new PAX System-equipped winter tires in North America: Michelin X-Ice PAX System 225-700R480A, Michelin X-Ice PAX System 245-680R460A and Michelin X-Ice PAX System 235-710R460A. The tires are to be fitted respectively on Nissan Quest, Acura RL and Honda Odyssey Touring Edition vehicles. Michelin X-Ice's innovative tread pattern, combined with PAX System's performance, offers drivers enhanced safety, breaking and handling in winter driving conditions. In addition, should a flat occur, one can still drive on 200 km at 80 km/h to a safe place.

Michelin Tweel in the Limelight

On November 8, 2005 Michelin Tweel was crowned "Best innovation" in the automotive technology category by the popular magazine "Science".

And on November 9, 2005 the Michelin Tweel breakthrough was awarded the "Hall of Fame" Innovision trophy, Michelin's second trophy of the kind.

On November 14, Time Magazine wrote that Michelin Tweel was "one of the most astonishing inventions of the year 2005".

Michelin Tweel is an airless tire and wheel assembly developed by Michelin's Greenville (South Carolina) research center. Michelin is reviewing multiple applications for this innovation, including iBOT wheelchairs, army vehicles and earthmovers.



Japan: Japanese Consumers Prefer Michelin Winter Tires According to JD Power

For the second year in a row, Michelin topped JD Power's survey among Japanese winter tire users. Michelin scored highest in all of the customer satisfaction criteria: tire performance (on snow and ice and normal conditions), wear resistance, look and fuel efficiency.

Truck and Related Distribution

Europe: a New Website for the Heavy Hauling Industry

On April 18, 2005 Michelin unveiled its new European website dedicated to Truck operations: www.michelintransport.com. The site is available in 7 European languages: Dutch, English, French, German, Italian, Russian and Spanish.



The new website features Michelin's Truck tire ranges and service offering, and useful information on Michelin Remix (patented retread technology) and Michelin Euro Assist (Michelin's European breakdown service).

Michelin Durable Technologies – Launch of Next-Generation Truck Tires

On October 10-11, 2005 the world's main truck manufacturers witnessed the launch of Michelin Durable Technologies at the Ladoux Technology Center, featuring two interrelated innovations.



One is a "self-regenerating" tread pattern based on "rain drop" and "three-dimensional" sipes that produce fresh grooves as the tire wears down. The other innovation relates to design and uses "Infinicoil" technology to enhance stiffness and wear resistance.

The combination of the two breakthrough technologies enables Michelin to set new performance standards for the benefit of its customers: reduced weight and greater wear resistance - mileage up 25% -, load-bearing capacity and grip. The environment will also benefit as longer-lasting tires mean fewer tires to recycle.

Michelin XDN 2 Grip and Michelin XFN 2 Antisplash

The first tire ranges to feature the new "Durable Grip" tread technologies are Michelin XDN 2 Grip (for driving axles) and Michelin XFN 2 Antisplash (for steering axles).

In early March 2005, a hundred or so heavy road hauling firm owners, customers, retailers and journalists from the Nordic and Baltic countries, Central Europe and Russia attended the Michelin Pro 2 Grip launch at Ivalo, in Finland.


DISCOVER ANTISPLASH



Europe: Michelin X One Certified by Volvo

Volvo becomes the second European OEM after MAN to certify Michelin X One. The tire is now available as an option on the FH and FM "maxi-code" heavy hauling trucks. Michelin is Europe's first tire manufacturer to have offered single-mount OE Truck tires. 500 power units are currently fitted with Michelin X One. These are coupled to ITVM, a permanent electronic tire pressure monitoring system.

Germany: Michelin Tops the 2005 Image Ranking

Verkhers-Rundschau, the well-known heavy road hauling and logistics magazine crowned Michelin winner of the 2005 Image-Ranking contest. Its survey covered 240 customers from the 85 largest firms. Asked to rate truck fleet products and services, they gave Michelin the highest score on the three main criteria: perceived product quality, customer-orientation and performance/price ratio.



United States: Endurance Record for Michelin XZA3 Truck Tires

North American freight transport company ABF reported a set of Michelin XZA3 front tires were driven 483,000 km without retreading.

The tire's mileage is 32% more than the current US average.

North America

Michelin Americas Truck Tires introduces a new urban tire line - Michelin XZU3 - that supplies up to 40% improvement in removal miles. Designed for urban operations involving frequent stopping and starting, such as transit buses, delivery vehicles and sanitation trucks, the new Michelin XZU3 is available in two sizes: 305/85R22.5 and 305/75R24.5. It contains a large, solid shoulder for resistance to high scrub applications, extra-thick sidewalls with depth indicators, deeper, wider tread and application-specific compounds for increased mileage.

North America: a Phenomenal 11,600 X One Order

In May 2005, Michelin was awarded a contract by heavy road hauling firm CFI (Contract Freighters Inc.) for Michelin X One XDA driving axle tires to be fitted on 2,900 new trucks. The overall order amounts to a phenomenal 11,600 Michelin X One tires!



Japan: Michelin X One at the Universal Exhibition

Michelin X One was selected for IMTS (Intelligent Multi-mode Transport System), a special transportation system designed to take visitors to the Aichi Universal Exhibition in Japan from March 25 to September 25, 2005. IMTS is a very low-pollution, natural-gas powered, high-capacity bus. Owing to their small footprint compared to twin mounts, Michelin X One fitments offer additional passenger space between the rear wheels.

Along the Silk Road

8 all-terrain Renault trucks took part in the "Silk Road 2005" expedition from April 2 to June 9, 2005. The 20,000 km track took them across Europe, Turkey, Iran, Turkmenistan, Uzbekistan, Kazakhstan, Kirghiztan and Inner Mongolia to China, down the mythical Silk Road.

Michelin had selected 395/85 R20 XZL fitments specifically designed for all terrains and extreme weather conditions. The adventure was commemorated by a Michelin map showing the exact route and the different stages of the Silk Road 2005 expedition.



Specialty Operations

Earthmover

Michelin Launches a New Member of the XRS Family - the Largest Radial Scraper Tire for the Building Sector

The Michelin Earthmover group has introduced a new tire size in the XRS family. The 37.5 R 39 XRS tire is designed for large scrapers and delivers outstanding longitudinal/lateral traction as well as exceptional tread and sidewall cut protection. The latest addition to the XRS family is the only E4 radial tire for scrapers. Through its tread pattern low-vibration properties, the tire makes a significant contribution to driver comfort. In addition, it actually boosts scraper productivity, owing to outstanding traction performance.





Two-wheel

Michelin Airless, the Airless Wheel for Scooters

Michelin chose the Milan November 2005 Two-Wheel Show to present its Airless scooter application (unveiled at the Paris Auto Show in 2004). Featuring a radial and circumferential architecture, Michelin Airless Scooter delivers added safety, comfort, reliability and environment-friendliness. Michelin Airless's attractive colors also enhance scooter design.

Michelin Introduced its Bicycle Tire Range at the Taipei Show

Michelin presented its new high-performance MBT, Touring and Road tires at the Taipei International Show (4-6 March 2005).

- In the MBT range, Michelin launched tire families for every type of use: Tribes, Experts and Country. "Experts" features Dual Compound state-of-the-art technology, combining two special rubber compounds. In the X Country, Enduro and Free Ride segments, Michelin launched two new tread patterns: All Mountain and XCR A/T that meet new customer expectations.

- In the road biking segment, Michelin introduced the Pro2 range featuring three new tires: Michelin Pro2 Race, Michelin Pro2 Grip and Michelin Pro2 Light.

Michelin Power Race: a New Hypersport Motorcycle Tire

In January 2005, Michelin presented its new motorcycle tire to the international trade press: a "dual-rubber" tire that leverages new research and strong synergy between competition and commercial range development. Just as in the MotoGP offering, Michelin Power Race features a new tread pattern divided into distinct areas. It is called "dual-rubber" as the rubber used for the shoulders differs from that of the central tread. One rubber type helps optimize performance in straight lines and the other, while cornering. Dual-rubber technology brings the "2CT" (Two Compound Technology) technological revolution to the motorcycle tire market.



MICHELIN A better way forward

Agricultural

Michelin AxioBib, the Latest Application of Ultraflex Technology

Michelin AxioBib was designed for tractors from 250hp to 500hp and more. It was first presented at the Agritechnica Hanover Show (Germany) in November 2005. Its pressure is lower than that of conventional tires.



AxioBib's Ultraflex technology (constant low pressure) delivers 20% more load-bearing capacity than ordinary tires, for a given volume and pressure level.

AxioBib's key benefits are:

- more comfortable and safer road driving at up to 65km/h
- preservation of cultivated soil fertility
- improved yield

Michelin Develops Exelagri, the Benchmark Distribution Network for Technical Expertise and Service to Farmers

The Michelin Exelagri partnership with agricultural tire specialist retailers aims at raising the quality of service provided to farmers.

The brand is synonymous with quality and professionalism. In 2005, one out of four tires sold in Europe was sold via Michelin Exelagri's distribution network which covers many European countries including Austria, France, Germany, Italy, Portugal, Spain and Switzerland.

Aircraft

Michelin Fitted the A380 First Flight

Michelin fitted the Airbus A380's very first flight which took place on April 27, 2005. Michelin developed an ultra-light tire (360 kg saved for a full train as compared to previous generation tires) capable of meeting the A380's challenging speed and weight specifications. This is a genuine technological feat, as the 800-passenger capacity aircraft weighs 560 tons and has 14,800 km autonomy.


A380
A380

Michelin mustered its innovation capacity for the timely development of a tire capable of carrying 33 tons at 378 km/h. The 9-year long history of close collaboration between Airbus and Michelin teams was key to this success.

Michelin to Fit the Boeing 787 Dreamliner Aircraft

In early June 2005, Boeing announced the selection of Michelin as its alternative tire supplier for the next-generation Boeing 787. Under the contract, Michelin will deliver Michelin AIR X radial tires.

"Over the years, Michelin emerged as a key partner for our teams, who appreciate its technological innovations and performance", Boeing's 787 Project VP told the press.

Michelin Dassault Falcon 7X Sole Supplier

Visitors of the 2005 Bourget Airshow discovered Dassault's Falcon 7X private aircraft which is capable of completing several mid- to long-distance flights without refueling. It is also able to carry heavy loads. The radial tire developed for this aircraft, Michelin H32x10.5 R16.5, can carry up to 7,600 kg at a speed of 362 km/h. No other tire manufacturer was able to meet Dassault's tough weight specifications.


7X

Michelin Lifestyle Limited



Michelin Partnered Cornilleau and Launched a Range of Next-Generation Table-Tennis Paddles

Leaders in their respective markets, Michelin and Cornilleau joined forces to develop "Tacteo", a range of innovative tennis paddles featuring composite materials aimed at the leisure market. The smart-looking paddles offer strong benefits in terms of performance, wear resistance and handling, and sport a cute "Bibendum" Michelin Man. The surface material jointly developed by Michelin and Cornilleau is an application of the new ADS (Air Driver System) technology.

In November 2005, "Tacteo" won the Design Observer 2006 star in the "Leisure" category.

Michelin and Gear Six Technologies LLC Set Up a Joint Venture on the Footwear Market

In February 2005, Michelin Lifestyle Limited granted a license to the American Gear Six Technologies LLC based at Salem (Massachusetts). Keen to serve the global footwear market, Michelin selected Gear Six for its know-how and 20 years of successful operations in the sector.

Andy Roddyck Wears Babolat Shoes

Babolat, France's renowned tennis specialist brand, announced that Andy Roddick (USA/ world ATP number 3) will wear Babolat from 2006. Launched in 2003, the Babolat footwear range features a high-tech sole jointly developed with Michelin to meet the specific needs of world-class players:

- lateral efficiency, accuracy and support while running and standing thanks to Babolat's exclusive concept: "Exact, the Shoe Energizer"
- the soles, jointly designed with Michelin to the specifications of every court surface, deliver outstanding wear resistance and grip.



Travel guides


MICHELIN

A New Series of Tourist Guides

Michelin published "Michelin Voyager pratique", a new series in the famous Green Guide collection which pioneered the cultural guide market and became a benchmark for tourist attractions. The new collection is designed to cater to the needs of motorists wishing to organize their own trips. The editorial team's advice, recommendations and opinions are provided in theme tables such as Bib "Coups de cœur", "Coups de gueule" and "Astuces". The first 11 issues were published in March 2005, followed by 8 more in November and a further 6 in March 2006. By 2008, some forty "Voyager pratique" guides will be available.

United States: Launch of the "Michelin New York City Guide 2006"

On November 2, 2005 Michelin launched its New York City Guide 2006 at the Guggenheim Museum after a century's presence in the US (Michelin opened its first US offices in New York in 1905). The guide features a selection and rating of 500 restaurants and 50 hotels, across all categories of comfort, cuisine, and price. The success was such that an extra 35,000 copies were printed in the first weeks, bringing to 185,000 the total number of guides printed.

Maps: Michelin Uncontested Leader Again

Through market segmentation and launch of new maps and atlases, Michelin increased its share of the French market to 70% for atlases and 80% for maps.


FRANCE



MICHELIN
A better way forward

ViaMichelin

ViaMichelin Extends its Product and Service Offering

In October 2005, ViaMichelin launched its first portable navigation system, one of the smallest in the market: "ViaMichelin Navigation X-930". As light as a cell phone, the navigator integrates the latest GPS technologies, ViaMichelin's new voice-based driver direction navigation software and features some 2 million useful addresses (including gas stations, parking lots and so on).

In France, ViaMichelin simultaneously launched ViaMichelin Trafic, its new service for real-time display of traffic information compatible with most navigation systems. PSA Peugeot Citroën is the first carmaker to have opted for ViaMichelin Trafic.

ViaMichelin

Racing


PERFECT MICHELIN PERFORMANCE IN 2005.
2005, UN PALMARÈS EXCEPTIONNEL.
MOTOGP WORLD CHAMPIONS
FORMULA ONE WORLD CHAMPIONS
WRC WORLD CHAMPIONS
WINNERS 24HR LE MANS
MICHELIN

BFGoodrich to Partner World Rally Championship From 2006

Starting in 2006, Michelin Group's contribution to WRC-World Rally Championship will be provided through its BFGoodrich brand.

The move is in recognition of BFGoodrich's long-standing involvement in Rally Raid World Championship, the Dakar race and a host of North American races like Score Baja 1000.

With its 36 World Rally Championship titles, the Michelin brand remains in the circuit disciplines of MotoGP and Endurance (24 hours of Le Mans) and Formula One (until 2006), with BFGoodrich becoming the Group's spearhead in Rally raid (Dakar) and World Rally Championship, characterized by the widest variety of racing surfaces.


BFGoodrich



2005: a Record-Breaking Year

In 2005, Michelin made a clean sweep in Formula 1, WRC- World Rally Championship and MotoGP, as its partners boasted the World Champion title in motorsports' most prestigious disciplines.



In F1 (with Renault and Fernando Alonso) and WRC-Rally (with Citroën and Sébastien Loeb), Michelin scored a double win, snatching both the Driver and Constructor's titles just as in MotoGP (with Yamaha and Valentino Rossi).

What is more, Michelin Group contributed to the Drivers and Manufacturers' titles of Bruno Saby and Volkswagen in rally-raid and to the Dakar 2005 victory. Michelin also actively took part in Audi's 24 Hours of Le Mans victory.

No less involved in cycle racing, and particularly in all-terrain disciplines, Michelin made a key contribution to the Motocross, MX2 category, Indoor Trial and Outdoor Trial World Champion titles. Finally, Michelin efficiently supported Julien Absalon's bid to become MBT World Champion.





Michelin Will Withdraw From Formula 1 after the 2006 Season

Michelin views Formula 1 as a very high-technology Motorsport where tires play a key role in overall performance. The ability for the racing teams to freely select their tires is therefore fundamental. Consequently, two tire manufacturers at the very least should be allowed to compete to stimulate spectator interest and for there to be a genuine source of technical challenge and progress between tire makers.

New F1 rules, unfortunately, are providing for a single tire supplier, and keep changing without notice, defeating any attempt at planning.

Michelin feels that long-term investment in F1 competition has therefore lost much of its value. Michelin will accordingly withdraw from Formula 1 after the 2006 season.

"The fact that Michelin withdraws from Formula 1 does not mark an end to its 117 year-long commitment to Motorsports. "Should the situation improve", Mr. Edouard Michelin stated, "we would of course be prepared to return to the tracks and collaborate with F1 partner teams".

Performance and Responsibility



Publication of the second Performance and Responsibility Report

By 2002, Michelin had embarked in a balanced and responsible growth approach based on a long-term view. The first assessment of the Group's action with reference to these values was published in 2003 and updated in 2004. The second full Performance and Responsibility Report (published in May 2005) provides concrete examples of progress recorded over the 2-year period in each of the key values and related action.

To find out more, please download this document from: www.michelin.com.

Michelin Part of the DJSI STOXX and WORLD Indices

SAM (Sustainability Asset Management), the Swiss environmental and social rating agency, selected Michelin for its 2006 DJSI (Dow Jones Sustainability Index) indices, Stoxx (for Europe) and World. Never before had Michelin featured in the World index.

The DJSI indices, widely used by investors, financial analysts and rating agencies alike, are known for stringent selection, research and valuation criteria.

By the end of 2005, Michelin was also in the VIGEO and ETHIBEL indices.

Michelin Bibendum Forum & Rally in Japan

The Bibendum Forum & Rally was a sequel of Challenge Bibendum, which took place in Kyoto (Japan) on June 8–9, 2005.

Michelin's partners (OEMs from the automotive industry, energy suppliers and parts manufacturers) contributed to the Forum which highlighted the key role of new vehicle technology in


ARRIVAL

improving human mobility in terms of environmental, energy, traffic and safety issues.

After the Forum, held on the "Kyoto Protocol" premises, the latest clean vehicles tested their performance and latest progress on Japanese roads in a Rally designed between Kyoto and the Aichi Universal Exhibition, near Nagoya.

Shell Eco-Marathon 2005: 20 Years Later, a New World Record

For its 20th anniversary, the Shell Eco-Marathon was held at Michelin's Ladoux Technology Center on June 25-26. Many engineering schools competed to cover the longest possible distance with just one liter of fuel. The record was broken again as the Pac-car II prototype achieved 5,385 km with an ultra-low rolling resistance tire (versus 3,952 km with a previous-generation Michelin low rolling resistance tire). The Pac-car II features outstanding aerodynamic properties and is propelled by a hydrogen fuel cell*. It was developed over the years by the Zurich (Switzerland) Polytechnic School.

* The amount of hydrogen used was converted in the corresponding amount of unleaded petrol.



Anniversaries



Keeping the UK moving for 100 years

100 Years' Presence in the UK

On May 11, 1905, the Michelin Tyre Co. Limited distribution center was set up in London (England). By 1927, Michelin's first UK plant was built in Stoke-on-Trent. Between 1960 and 1973, another five production sites were opened. Currently, Michelin's UK workforce comprises 3,500 people in 3 factories, a service center and a Travel Guide office. On May 11, 2005 Michelin's UK sites celebrated their centenary and offered a coffee table book retracing their history. An evening function was held in London for 150 customers and suppliers. Princess Ann, Transaid association's Chairwoman, was among the guests. The association, of which Michelin Tyre Co. Limited is one of the founding members, actively promotes road safety through public awareness programs, especially in Africa.

Michelin Celebrates 10 Years in Poland

On October 7, 2005, Michelin's Olsztyn plant celebrated its tenth anniversary. On this occasion, the square in front of the factory was named after Mr François Michelin, who attended along with Managing Partner René Zingraff. The event, organized by Mr Pierre Michallat, Head of Michelin Poland, was attended by Olsztyn's Mayor and the Warmia and Mazury Region's President.

Michelin Celebrates its 30 Years of Industrial Presence in the US

In 1975, Michelin chose South Carolina to open its two plants (Greenville and Sandy Springs, near Anderson.) Thirty years on, more than 15,000 Michelin employees work in 22 sites (factories, sales offices, and the Technology Center across the country). The anniversary was celebrated on May 1, 2005, in Greenville, on May 24 at Laurens and July 4 at Sandy Springs.

United States: Michelin and Sears Celebrate their 40-year Partnership

On May 23-24, 2005 Michelin welcomed Rick Sawyer, Sears' Vice-President, at Clermont-Ferrand, to mark their 40-year partnership. Michelin chose Sears in 1965 to sell its radial tires in the United States under the Allstate brand. Never before had Michelin produced under a third-party brand nor Sears sold radial tires. The partnership had been a clear win-win relationship. Sears became a household name in North America and Michelin's radial technology conquered the US market.

Sears, for its part, marked the event with a "Michelin month" in June throughout its "autocenters".

Centenary of the Gordon Bennett Cup

On June 2–5, 2005, the Auvergne Automobile Club, SATCAR (la Semaine des Arts, Techniques et Cultures de l'Automobile et de la Route) and Michelin brought what had been the first international car race, the Gordon Bennett Cup of 1905, back to life: more than 150 cars (125 of which built before 1909), from 11 countries, took part.

They raced along the original 140-km track designed a century before around the Puy de Dôme at the heart of the Volcano Park.

Much more than a commemoration, the centenary of the Gordon Bennett Cup highlighted André and Edouard Michelin's commitment way back in 1905 to the tire maker's mission: compete to improve the mobility of goods and people.


MICHELIN

Awards

Michelin Tops the Survey on French Consumers' Brand Confidence

The French brand confidence ranking by Challenges magazine (together with Association des agences de conseil en communication (AACC) and TNS Sofres) revealed that Michelin came first out of a list of 55 brands.

Michelin Received the "Dynamique de Gouvernance" Special Prize, awarded by Agefi magazine in June 2005 at the second *Grand Prix du Gouvernement d'Entreprise* event.

Finance

Tire Price Increases

In order to offset continued raw material price hikes, Michelin announced price increases across its product ranges and markets. Additional price increases are being announced for 2006.

	Passenger car and Light truck	Truck	Specialty tires
1st half 2005	• + 3.5% in Europe • 5-6% in North America (N.A.)	• + 4-5% in Europe • Up to 6% in N.A.	• + 5% in N.A. RT Earthmover • + 2-4% for RT Earthmover in Europe • > 5% in other RT Earthmover markets • + 6-12% for RT Agro in N.A. • + 5% for Aircraft (General Aviation) in N.A. and Europe RT
2nd half 2005	• Up to 8% in N.A. (OE+RT), effective between 01/07 and 01/09	• + 3-5% in N.A. (OE+RT), effective between 01/07 and 01/09	• + 7% for Earthmover in N.A. RT • + 2-3% for RT Earthmover in Europe • + 5-8% for RT Agro in N.A. • + 2% for RT Agro in Europe • + 3-5% for RT Moto in N.A. (from 01/09) • + 7% for Moto in Japan (from 01/11)
1st half 2006	• Up to 8% for RT from 01/02 in USA and 01/03 in Canada • + 5% on average in Japan, for Michelin and BFGoodrich brands, effective 01/02 • Up to 3.5% in Europe, effective 1st half of 2006	• + 4-7% in the United States (RT) from 01/02 • + 7% on average in Japan for the Michelin brand (effective 01/02) • Up to 4% in Europe, effective 1st half of 2006	• + 8% on average for Michelin-branded RT Earthmover in N.A. (effective 01/01) • + 10% for Earthmover in Japan (from 01/02) • Up to 6% for Earthmover in Europe, since end of December 05 • + 3-7% on average for Agricultural (RT) in N.A. (effective 01/01) and up to 4% in Europe effective first-half 2006 • + 6% for Aircraft (effective 01/01)

Impact of Switch to IFRS

On January 20, 2005 Michelin's CFO Michel Rollier invited financial analysts to a conference about the key impact of transition to IFRS standards on Group accounts. The CFO noted that the main impact areas had been identified, measured and assessed and he pointed out that transition to IFRS standards impacted both measurement and presentation. Michelin's guide on IFRS standards may be obtained from the Investor Relations Department or downloaded from www.michelin.com and www.michelin.fr.

Standard & Poor's Upgraded Michelin's Outlook Rating from "Negative" to "Stable"

In July 2005, Standard & Poor's raised from "negative" to "stable" the outlook associated with the Group's rating. Standard & Poor's indicated that "Michelin will continue to gradually improve its profits and cashflow. This free cashflow will largely be channeled into operations, which should bring significant mid-term benefits".

Buy-back of a EUR 1 Billion Bond Issue

From May 3 to May 8, 2005 Michelin Luxembourg SCS, a Michelin Group subsidiary, conducted an international buy-back offer (excluding France) of a EUR 1 billion bond issue maturing in April 2009 with a 6.125% coupon. The move was aimed at reducing Michelin's gearing and financial expenses. The outstanding loan was accordingly reduced to EUR 470 million.

Successful Syndication of a EUR 1,500,000,000 Multi-Currency Revolving Credit Line

BNP Paribas, Calyon, Citygroup, HVB Group, Natexis Banques Populaires and SG Corporate & Investment Banking (the lead banks) announced the successful closing of a syndicated multi-currency revolving credit to Compagnie Financière Michelin. The transaction was launched on July 4, 2005 among a pool of banks invited to acquire and keep the notes. The syndication was substantially over-subscribed.

Revision of Retirement Prescription Drug Plan for Part of Michelin's US Employee Base

Pursuant to changes in connection with implementation of the "Medicare Prescription Drug Improvement and Modernization Act", Michelin North America is changing its medical cost reimbursement scheme concerning some of its retirees. The modifications effective January 1, 2006, will result in a USD 476 million reduction in the Group's projected benefit obligation (PBO). In particular, they will lead to Michelin realizing in its 2005 consolidated accounts a pre-tax gain of USD 317 million. In addition, from 2006, Michelin North America will realize an estimated USD 37.5 million annual saving in benefits-related costs in the United States.

With these new measures, Michelin North America continues to fine-tune the balance between the healthcare needs of its U.S. employees, retirees and their dependents and the requirement to remain fully competitive in the global marketplace.

Michelin and its Shareholders

Annual Shareholders Meeting

Some 1,500 Shareholders attended Michelin's Joint Shareholders Meeting held on first notice on May 20, 2005 at Clermont-Ferrand. The Shareholders who voted held more than 53% of the voting shares between them. All resolutions were adopted, including a dividend distribution up 35% to EUR 1.25 per share.

Mr Michel Rollier was appointed Managing Partner and General Partner of CGEM and

Mrs Laurence Parisot and Mr Pat Cox were elected Supervisory Board members.

The Meeting was an opportunity for Shareholders to hear the Managing Partners and gain further insights into their Company through a number of presentations: tire testing at the Technology Center, Progress Ideas and ViaMichelin.



Michelin Meets its Shareholders

Michelin also met its Shareholders through multi-company events: at Toulouse on April 12, 2005, Annecy on September 29, 2005, Rouen on October 17, 2005, and Nantes on December 14, 2005.

On June 7, 2005, less than 3 weeks after the Clermont-Ferrand AGM, Edouard Michelin also met 2,000 Paris-based Shareholders. After reviewing the highlights of 2004 and the outlook for 2005 and beyond, Mr Edouard Michelin invited the Shareholders to a fruitful debate. Among the subjects discussed, the importance of research and development and Michelin's teams, the Employee Shareholder Plan, the drives to strengthen the West while supporting growth in the East and radialize the Aircraft tire market, the external pressure of raw material costs, the value of organic growth and the weight of individual Shareholders in the Group's equity.

Michelin's Shareholder Advisory Committee,

Made Up of 12 Members Met Twice in 2005.

- on March 24, 2005, at Clermont-Ferrand, to discuss the thrust of the 2004 earnings publications and introduction of the new IFRS standards.

- on September 14, 2005, at the Montceau-les-Mines (France) plant to discover rubber mixing, manufacturing and curing of Earthmover and Passenger car and Light truck tires. The session ended with a meeting and a draw to partly renew the Committee.

At the Joint Shareholders Meeting of May 20, 2005 Michelin's Shareholder Advisory Committee asked three questions: industrial challenges arising from technological change, the social and ecological stakes of use of natural rubber and the meaning of "ground clearance".

MICHELIN
A better way forward